Exhibit 99.2

MANAGEMENT REPORT

MESSAGE FROM MANAGEMENT

The year 2018 represents an important milestone in the history of Suzano, the company resulting from the integration between Suzano Pulp & Paper and Fibria Celulose. Concluded on January 14, 2019, the combination of two successful and globally relevant companies effectively creates opportunities to build a future with even greater capacity to create value and to share these accomplishments with all our related parties.

The combination, announced in March 2018, became part of the organization’s day-to-day routine throughout the year. The process of approval by the shareholders of both companies and by local and international regulatory agencies began soon after the announcement and was concluded in late November 2018, which enabled the combination of shareholdings to be consummated in January 2019.

Meanwhile, the company’s team and structure were prepared for this new phase. Internal processes and controls are being adjusted to comply with the Sarbanes-Oxley Act (SOX) since our ADSs would be traded on the New York Stock Exchange (NYSE), which was another important milestone for the company.

The efforts to prepare the new company were made in parallel with various challenges and accomplishments. The year 2018 was marked by high volatility in the local exchange rate and a positive scenario for pulp prices in international markets, despite the uncertainty regarding the recovery of the Brazilian economy and the worsening of this situation by the nationwide truck drivers’ strike in May.

Even before this scenario, Suzano remained focused on its strategy and on delivering robust results. This effort was recognized by the market with the various accolades garnered by Suzano, such as Valor Company 2018, the highest honor conferred by the newspaper Valor Econômico, as well as figuring on the lists of the Best Companies to Work For and Best Companies for Launching a Career, both from the magazine Você S/A, and of the world’s best employers, based on the survey Global 2000 — World’s Best Employers conducted by Forbes magazine.

There were many other achievements. Over the last year, for example, Suzano concluded the acquisition of Facepa and invested over R$1 billion in the acquisition of approximately 30,000 hectares of land and forests in São Paulo state. The company was the winner of the auction of ports in Maranhão state, announced the sanitary paper brands Mimmo® and Max Pure®, and launched Bluecup® and Bluecup Bio®, the first paperboard for cups that is 100% biodegradable and compostable, made from renewable resources and produced in Brazil.

Suzano also delivered record-high Adjusted EBITDA (R$6.8 billion) and Operational Cash Generation (R$5.4 billion) in 2018, and created an effective funding structure to support the merger with Fibria that involved issuing bonds, debentures, export credit notes and farm product bonds. On January 14, 2019, the integration was concluded with the payment of R$27.8 billion to the shareholders of Fibria, which became shareholders of Suzano with the conversion of one (1) Fibria share into 0.4613 Suzano share plus a cash portion of R$50.20.

With the combination of the two companies, Suzano is transformed into an even more competitive and robust company for making investments that improve its services and for blazing new paths based on the sustainable use of natural resources. Always caring for the environment and for people, the company is aware that the size of its responsibility is proportional to its geographic footprint and to the scale of its operations as the world’s leading producer of eucalyptus pulp and Latin America’s leading producer of printing & writing paper.

Suzano now embarks on its journey to build a better future, for which it relies on its more than 37,000 direct and indirect employees, who are people that inspire and transform each day and, like the entire organization, understand that it’s only good for Suzano if it’s good for the world.

This new phase begins with the company’s drive to always be at the forefront and to adopt Innovation as a path for building and sharing its achievements, always with an eye on long-term goals and on the organization’s perpetuity. In the short term, capturing synergies will be an important source of creating value to be shared among all stakeholders.

The Management.

OVERVIEW

Suzano’s nearly centennial history has been marked by constant transformation, pioneering actions and innovation. Its product portfolio includes coated and uncoated printing and writing paper, paperboard, tissue paper, market pulp and fluff pulp.

With operations in more than 80 countries and annual production capacity of 3.6 million tons of pulp and 1.4 million tons of paper, Suzano always strives to find a different way to do better.

Suzano’s management model drives growth based on meritocracy, a long-term vision and a firm commitment to all stakeholders, always underpinned by social and environmental responsibility.

INNOVATION

With 95 years of history, Suzano is a bio-based company that uses renewable resources to make pulp and paper from eucalyptus forests planted specifically for such purpose, serving companies around the world with a comprehensive and diversified portfolio.

Seeking to innovate, break paradigms and creating value sustainably, Suzano invests in adjacent businesses based on the use of renewable raw materials and biotechnology: fluff pulp, which is used to make diapers and sanitary napkins; lignin, in a move towards the biorefinery concept; and tissue, with the construction of two units to produce paper reels for conversion into tissue paper.

FORESTRY BUSINESS UNIT

Suzano’s forestry assets were spread across eight Brazilian states, each with a different climate, soil type and genetic heritage. This complexity of scenarios requires a high-level of forestry management with a permanent focus on sustainability and reducing costs. And that is precisely what the Company has been doing, by constantly improving its forestry processes, seeking new technologies and better management practices. In addition, Suzano’s commitment to sustainable stewardship and to the environment enables it to hold rigorous international certifications that attest to the world-class practices it adopts.

Important advances were made in reducing forest formation cost and wood cash cost, which is fundamental for an industry based on planted eucalyptus forests. Mechanizing and automating the silviculture operations, capturing productivity gains, shortening the average supply radius and optimizing the wood supply mix were some of the initiatives adopted to further improve the Company’s Structural Competitiveness. New lease agreements in the states of São Paulo and Maranhão are some examples of the strategy to substitute distant areas with cultivation zones that are more productive and located closer to mills, which reduces the average supply radius and makes the operations even more competitive.

The ongoing Silviculture Structural Competitiveness Program (CESI) has been able to reduce costs in all forest formation activities by mechanizing and automating agricultural operations. The adoption of precision silviculture in certain activities has brought significant results in recent quarters. The main improvements include auto-piloted tillage activities and georeferenced planting, which ensures precisely parallel planting rows and consequently optimizes soil use. Other highlights in the year were the investments made in the nursery in Alambari, São Paulo to automate seedling selection, and the development of the mechanized continuous planter, with a focus on uniform plantations and boosting yields.

With an eye on the long term, Suzano has dedicated efforts to increasing productivity, which has positive impacts on its own wood production costs and on total planted area. Genetic enhancement and biotechnology played key roles in leveraging gains in forestry yields. In addition to genetic enhancement, forestry technology also has created the pillars for accelerating the productivity program by creating natural management units and implementing ecophysiological modelling.

PULP BUSINESS UNIT

In 2018, pulp demand continued to grow, although at a slightly slower pace compared to previous years, mainly due to the challenges faced by the industry in the fourth quarter. Following the trend of prior periods, growth was driven by demand for eucalyptus pulp, which, given its higher supply, gained market share at the expense of other fibers. In terms of supply, it is estimated that, in 2018, approximately 1.5 million tons were eliminated from the market due to unexpected events related to technical problems and weather issues.

The favorable supply and demand balance supported the implementation of solid price increases throughout the year, which, coupled with the strong USD, led to record-high revenue in the pulp business in 2018, despite the decision to build inventories and the challenges in the fourth quarter.

Suzano’s volumes in 2018 amounted to production of 3.5 million tons (-1.1% vs. 2017) and sales of 3.2 million tons (-10.8% vs. 2017). The lower sales are explained by the rebuilding of inventories after months operating at below normal levels and by the scenario in the Chinese market in November and December.

In 2018, net revenue from Suzano’s pulp sales amounted to R$8.8 billion, advancing 27.4% on 2017, supported by higher international pulp prices and the weaker BRL. Net revenue from pulp exports in 2018 came to R$8.0 billion, up 28.2% from the previous year. The share of pulp revenue derived from exports was 91.5%, while the domestic market accounted for 8.5%. Suzano’s revenue from pulp sales was distributed as follows in 2018: 44% from Asia, 32% from Europe, 15% from North America and 0.6% from Latin America. With regard to distribution for final applications, 63% of pulp sales were allocated to the production of paper for sanitary purposes, 13% for printing and writing papers, 15% for special papers and 8% for packaging.

The average net pulp sales price in 2018 was US$745/ton, increasing 24.6% from 2017. In BRL, the average net price was 2,722/ton, or 42.7% higher than in 2017. Pulp cash cost ex-downtime was under R$630/ton, 4.8% higher than in the previous year, mainly due to higher input prices.

PAPER BUSINESS UNIT

According to the Forestry Industry Association (Ibá), domestic sales of printing & writing paper and paperboard advanced 1.0% in 2018 compared to 2017, while imports decreased 14.2%.

Suzano’s paper production reached 1.3 million tons, 9.4% more than in 2017. The variation is explained by the higher tissue production and by the higher industrial productivity of other paper products. Paper sales volume stood at 1.3 million tons in 2018, up 6.2% from 2017. Domestic sales amounted to 878,000 tons in 2018, increasing 8.9% from the previous year, while paper exports amounted to 376,000 tons, up 0.4% from 2017.

In 2018, Suzano’s net revenue from paper sales was R$4.7 billion, increasing 28.2% on the prior year. Of this revenue, 70.9% came from domestic sales and 29.1% from exports. The share of Suzano’s total revenue from paper sales in 2018 was 88% from South and Central America (including Brazil), 5% from North America, 5% from Europe and 3% from other regions. Net revenue from the domestic market grew 28.6% compared to 2017, influenced by both business units, consumer goods and paper. Net revenue from exports advanced 27.3% on 2017, leveraged by the higher international paper price.

The average net paper price in 2018 was R$3,712/ton, 20.7% higher than in 2017. In the domestic market, the average net paper price was R$3,759/ton, increasing 18.1% in relation to 2017. In the international market, the average price was US$986/ton, up 10.8% from 2017. In Brazilian real, the average price in the international market was R$3,602/ton, 26.9% higher than in 2017.

ECONOMIC AND FINANCIAL PERFORMANCE

Results

The consolidated financial statements were prepared and are presented in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil (BR GAAP), including the pronouncements issued by the Accounting Pronouncements Committee (CPC).

Net Revenue

The Company’s net revenue in 2018 amounted to R$13.4 billion, advancing 27.7% from R$10.5 billion in 2017, supported by the higher hardwood pulp list price (average FOEX in Europe in the year of US$1,037 vs. US$819 in 2017), by higher paper prices in the domestic and export markets and by exchange variation in the period.

Cost of Goods Sold (COGS)

Cost of goods sold in 2018 amounted to R$6.9 billion, increasing 7.3% from R$6.4 billion in 2017. Unit COGS in 2018 was R$1,544/ton, compared to R$1,345/ton in 2017.

Gross Profit

As a result of the aforementioned factors, gross profit in 2018 amounted to R$6.5 billion, increasing 60.1% from R$4.1 billion in 2017.

Selling and Administrative Expenses

Selling expenses amounted to R$598.7 million in 2018, up 39.0% from R$430.8 million in 2017. As a ratio of net revenue, selling expenses stood at 4.5%.

Administrative expenses amounted to R$825.2 million in 2018, up 56.0% from R$529.0 million in 2017, due to higher expenses with variable compensation. As a ratio of net revenue, administrative expenses stood at 6.1%.

Other Operating Income/Expenses

Other operating expenses, net came to R$96.9 million in 2018, affected primarily by the adjustment to fair value of biological assets, which amounted to R$129.2 million (non-cash).

Adjusted EBITDA

Cash generation, as measured by EBITDA adjusted for non-recurring items, amounted to R$6.8 billion in 2018, up 47.7% from 2017. The growth in Adjusted EBITDA reflects the higher pulp list price, the weaker BRL and the higher paper price in domestic and export markets. Adjusted EBITDA per ton was R$1,521.2/ton in 2018, up 58.1% from the prior year.

Net Financial Result

The net financial result was a loss of R$4.8 billion in 2018, compared to the net financial loss of R$1.0 billion in 2017. The result mainly reflects inflation adjustment, exchange variation and the gain/loss from derivatives.

Inflation adjustment and exchange variation generated a negative impact on the result for 2018 of R$1.1 billion, compared to the negative impact of R$179.4 million in 2017. Contributing to this result was the effect from exchange variation on balance sheet exposure between the opening and closing balances of the year, with an accounting effect on the mark-to-market adjustment of the portion of debt in foreign currency, though with cash effects limited only to debt maturities or amortizations. Derivate operations recorded a loss of R$2.7 billion in 2018, compared to a gain of R$73.3 million in 2017.

The net financial expense stood at R$1.0 billion, up 14.0% from 2017, driving by all the expenses with financing the business combination with Fibria.

Income Tax and Social Contribution

Income tax and social contribution in fiscal year 2018 amounted to R$155.2 million, compared to R$431.6 million in 2017.

In 2018, the Company disbursed R$248 million for tax payments. The amount is lower than that reported in the financial statements, due to tax benefits enjoyed by the Company.

Net Income (Loss)

Due to the aforementioned factors, the Company recorded net income of R$318.5 million in 2018, compared to net income of R$1.8 billion in 2017.

Indebtedness

Gross debt on December 31, 2018 amounted to R$35.7 billion, composed of 90.4% long-term maturities and 9.6% short-term maturities. Debt denominated in foreign currency accounted for 73.8% of the Company’s total debt, while debt denominated in local currency accounted for the remaining 26.2%. The percentage of gross debt denominated in foreign currency, considering the effect from debt hedge, was 98.3%.

Suzano contracts foreign-denominated debt as a natural hedge, since a significant portion of its revenue is derived from exports. This structural exposure allows it to contract export financing in USD to match financing payments with receivable flows from sales.

In 2018, the average cost of debt in Brazilian real was 7.0% p.a. or 109.3% of CDI, and in U.S. dollar was 5.0% p.a. The average term of consolidated debt ended the year at 92 months.

On December 31, 2018, net debt amounted to R$10.3 billion (US$2.7 billion). Net debt in foreign currency, considering the adjustment of derivatives, accounted for 100% of total net debt on December 31, 2017. The net debt/Adjusted EBITDA ratio stood at 1.5x.

The company had an intense year and was very successful in raising funding, especially for the transactions related to the business combination with Fibria over the year: (i) contracting of bridge loan of US$6.9 billion, (ii) contracting of export prepayment facility of US$2.3 billion, (iii) successful international issue of 10-year bonds that raised US$1 billion; (iv) re-tap of the 30-year bond that raised US$500 million; and (v) raising over R$10 billion in the local market.

RATING

During 2018, Suzano attained an investment grade credit rating after its rating was upgraded from ‘BB+’ to ‘BBB-’ by Fitch Ratings on the global scale, with a stable outlook, and from ‘BB+’ to ‘BBB-’ by Standard and Poor’s on the global scale, with a stable outlook.

Moody’s assigned a rating of ‘Ba1,’ with a stable outlook, which was limited by Brazil’s sovereign rating.

INVESTMENTS

Capital expenditure amounted to R$2,795.7 million in 2018, of which R$970.1 million was invested in industrial and forest maintenance. Expenditures on Structural Competitiveness and Adjacent Businesses projects came to R$1,253.8 million, which primarily consisted of the acquisition of Facepa (R$267.9 million), the acquisition of land and forests from Duratex (R$670.2 million) and the Tissue (Maranhão and Bahia states) and Lignin projects.

OPERATING CASH GENERATION AND ROIC(1)

Suzano’s operating cash generation (Adjusted EBITDA less Sustaining Capex) amounted to R$5.5 billion in 2018, up 68.9% from R$3.5 billion in 2017 and the highest amount ever recorded by the Company.

ROIC (R$ million)	2018	2017
Adjusted EBITDA	6,814	4,615
Sustaining CAPEX	1,269	1,100
Cash Taxes(2)	257	38
Capital Employed	25,876	23,957
ROIC(1) (%)	20.8%	14.5%

(1) ROIC = (Adjusted EBITDA – Sustaining Capex – Cash taxes) / Capital Employed. | (2) Income and Social Contribution taxes.

CAPITAL MARKETS

In 2018, the Company began trading Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE), with the symbol SUZ, with each ADR representing two common shares.

On December 31, 2018, the Company’s capital stock was represented by 1,105,826,145 common shares (SUZB3 and SUZ) traded on the B3 and NYSE, of which 12,042,004 were common shares held in treasury. SUZB3 stock ended the year quoted at R$38.08/share, while SUZ stock was quoted at US$19.40/share.

DIVIDENDS

Suzano’s Bylaws establish a minimum mandatory dividend equivalent to the lesser of 25% of net income after constitution of the legal reserve for the fiscal year or 10% of Operating Cash Generation for the fiscal year.

Since the Company recorded net income of R$318.4 million in 2018, the Management proposes the distribution of R$3.5 million as minimum mandatory dividend and the allocation of R$596.5 million to the existing profit reserves, subject to approval by the Annual Shareholders Meeting (ASM), which in aggregate represents a dividend distribution of R$600.0 million.

SUSTAINABILITY

Consistent with Suzano’s corporate purpose, Sustainability is the foundation of our business model. Supported by corporate governance mechanisms and adequate practices, we assess the impact of our activities and undertake commitments with our stakeholders to fully address environmental, social and economic aspects.

Since natural resources and healthy relations with the parties with which we interact are the foundation of our company’s perpetuity, we understand the growing importance of seeking the best people and environmental practices as well as of the reach of our actions, which extend far beyond the walls of the company.

Although the year 2018 was an atypical one for Suzano, given the start of the process that led to the integration with Fibria, the performance of our social and environmental indicators improved, with the company once again reaping the rewards of its pioneering actions and innovations, as described below.

Furthermore, the implementation of best production practices led to our independent forest certifications, which attest to the responsible sourcing of the wood used in our production. In 2018, we expanded the scope certified scope at all of our forestry units, which reached 25% at the Maranhão Unit. We also spearheaded the effort to publish the new standard ISO 38200 Chain of Custody and establish its technical committee.

We maintained our proactive management of water consumption and reuse, seeking to adopt tools and technologies that support the rational use of water resources, which is key to pulp and paper production in terms of both industrial operations and forestry yields.

Our commitment to advances in this area has produced concrete results, such as at the Mucuri Unit, which registered the best water consumption performance of recent years. We achieved our lowest water consumption per ton of pulp, which stood at 25.2 m³/tsa in June. The result was due to our robust efforts and constant improvements in our management of water use, for which we have a dedicated working group. In addition, the new wastewater treatment station installed in late 2017 enabled a significant reduction in the discharge of organic materials into Mucuri River, as well as a reduction of 23% in the generation of sludge at the end of treatment in relation to the generation originally projected for the project

These water conservation measures earned the company two recognitions in the 12th Sustainable Bahia Industry Awards sponsored by the Bahia State Manufacturers’ Federation (FIEB), in the categories Social and Environmental Management Practices and Clean Technologies.

In Maranhão, Suzano invested in the efficiency of the pulp washing phase with the installation of a new DD-Washer. By making the process more efficient, the equipment reduces the use of chemicals in pulp bleaching while also improving product quality.

To measure and obtain a more analytical and strategic understanding of the impacts of our production and the opportunities for improving processes, we concluded and started Lifecycle Analyses for some of our products.

In other efforts to manage information and conduct strategic analysis, in 2018, working jointly with the Climate Committee led by the Forestry Industry Association (Ibá), we made advances in measuring the carbon stocks of our native areas, a critical asset of the forestry industry that holds great potential for contributing significantly to the problem of climate change, but that is still not well known. In partnership with industry peers, after evaluating potential techniques and existing technologies, we conducted a pilot project in the Vale do Paraíba region, which will serve to measure the success of the final model.

The “Mucuri Headwaters” project, which was launched in 2017, entered its second year in 2018 and reached 190 headwaters under restoration, over 33,000 seedlings planted, 8,000 people impacted and 916 rural properties involved and 700 hours dedicated to social and environmental education in the communities involved.

Going beyond the project to restore headwaters, our activities to recover the ecosystem as a whole made considerable progress in 2018, with a 70% increase in activities compared to 2017 and surpassing the mark of 2,500 hectares recovered and 483,000 native seedlings planted.

While seeking to expand the scope of its initiatives and aware of its responsibility as an important contributor to local transformation, Suzano implemented various initiatives. In Maranhão, for example, the School of Heroes program trains children and youth in practices related to the environment and citizenship. In 2018, 608 young students graduated from 14 schools in six cities, five times more than in the previous year.

In Maranhão, as part of our support for local and traditional cultures, we made advances in the Palm Nut Workers Project, which aims to reposition the culture of babassu palm nuts, an important and recognized cultural asset of the region. We also work through the project Brazilian Soul — An Indigenous People Thing, in partnership with the Brazilian Indigenous People Association (APIB), which aims to strengthen traditional communities by training young multipliers and by registering and sharing the traditions of indigenous people. The short film “Festa dos Encantados,” produced through the initiative, won its second award in 2018: the Mercosur Human Rights Award in the 22nd Mercosur Audiovisual Florianópolis.

Our programs for generating income (beekeeping, community agriculture and fish farming) embrace the particularities of local communities in a participatory manner by adopting the joint-action concept to mobilize opportunities for families participating in the project. In Bahia, the community farming program became a business that now produces nearly half a ton of the vegetables consumed each week at the Mucuri Unit.

Lastly, our pioneering involvement in the challenges discussed globally earned us several accolades in 2018. We were recognized by the Brazil GHG Protocol Program and by Ethos Institute for our participation since the launch of the programs, as well as by the 2018 LIDE Education and Innovation Award, a great supporter of education in Brazil.

GOVERNANCE

The corporate governance of Suzano Pulp and Paper S.A. is exercised through the Board of Directors, which is supported by the Management, Sustainability & Strategy and Audit committees and by the Board of Executive Officers.

The Corporate Governance Policy is grounded in the good governance principles and practices adopted by the Company: transparency, accountability, legal compliance and respect for shareholders, employees and other stakeholders. They also are grounded in Suzano’s Mission, Vision and Values, and in its organizational documents. The policy defines the composition and objectives of the internal boards and committees, and of the Shareholders’ Meeting. It also establishes the guidelines for conducting business activities and addresses relevant topics, such as corporate risk management, conflicts of interest, confidentiality of information and sustainability.

The Code of Conduct is the document that guides the business conduct of Suzano Pulp and Paper. It aims to generate commitment and to disseminate the Company’s values and ethical principles among employees, shareholders, communities, clients, suppliers, government agencies and the relationship network. Suzano has an area dedicated to receiving reports of misconduct, the Ombudsman, which is guided by its own policy and supported by the Conduct Committee. The area’s goal is to ensure compliance with the Code of Conduct and healthy relations in the company’s activities and business interactions.

Furthermore, the Company proactively promotes its policies and guidelines, which include the policies on “Information Disclosure,” “Securities Trading,” “Anticorruption,” “Internal Controls,” “Integrated Risk Management,” “Debt” and “Derivative Management.”

PEOPLE

To expand the concept of innovation and sustain the company’s long-term growth, in 2018, we continued our process of cultural transformation, which involves strengthening autonomy, expanding decision-making down to the base, continually exchanging experiences across areas and developing inspiring leaders.

We made progress in the United & Integrated program, especially in industrial areas, which is the link between the physical and psychological aspects of the transformation that the company is undergoing. Through the program, we gradually expanded the practice of home office (offering employees the same conditions to work from home, such as telephone and computer) and redesigned the layout of workplaces to increase the synergy between the areas and increase employee satisfaction. Meanwhile, we reinforced the new concepts of joint decisions, autonomy, etc.

We also invested heavily in the maturation of our Talent Management area, which valued successors and potential successors of the company by contributing to their development and preparing the next generation of Suzano leaders.

These internal initiatives contributed to Suzano being recognized with 25 awards in 2018 for the technical skills of the company and its employees. The company was named one of the “Best Companies to Work For” and one of the “Best Companies for Starting a Career,” by Você S/A magazine, and was among the world’s best employers, according to the ranking “Global 2000: World’s Best Employers” compiled by Forbes magazine.

AUDIT AND INTERNAL CONTROLS

We use external auditors and the internal audit to evaluate our results, internal controls and our accounting practices. The findings of these analyses are presented to the Audit Committee. To assist with the independent audit, we retain the services of PricewaterhouseCoopers Auditores Independentes, whose work has enabled us to improve our internal controls, especially those related to tax, accounting and information technology aspects.

In accordance with CVM Instruction 381/2003, we inform that, in the fiscal year ended December 31, 2018, we engaged various services related to the work of the external audit: (i) review, accounting diagnosis and compliance services in the amount of R$1.3 billion; and, (ii) tax consulting and compliance services in the amount of R$1.1 million, which corresponded to 7.5% and 6.6%, respectively, of the external audit fees. The engagement of these services, with execution period of less than one year, is effective after internal verification and approval by the Audit Committee to ensure that such services did not affect the independence and objectivity of the external audit services. Also, our external auditors informed the Company’s governance bodies that, as per their understanding, the rendering of other services did not affect the independence and objectivity of the external audit services.

Note: Non-financial data, such as volumes, quantity, average prices and average quotes in Brazilian real and U.S. dollar, were not examined by our Independent Auditors.